October 3, 2016

BY EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Shannon Sobotka

RE:	QTS Realty Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
File No. 1-36109

QualityTech, LP
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
File No. 333-201810

Dear Ms. Sobotka:

This letter sets forth the responses of QTS Realty Trust, Inc. and QualityTech, LP (collectively, the “Company”) to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) in a letter September 14, 2016 (the “Comment Letter”) regarding the above referenced filings.

For ease of review, the Company has set forth below in bold type the numbered comments of the Staff in the Comment Letter, with the Company’s responses thereto immediately following each comment.

Form 10-K for fiscal year ended December 31, 2015

Schedule III — Real Estate Investments, page F-37

1.                                Please tell us and disclose in future periodic filings the aggregate cost of your property portfolio for Federal income tax purposes; refer to footnote 5 to Rule 12-28 of Regulation S-X.

Response to Comment No. 1:

The Company respectfully submits that the aggregate cost of its property portfolio as of December 31, 2015 for federal income tax purposes was $1.67 billion.  The Company’s future periodic filings will include disclosure substantially similar to the following: “The aggregate gross cost of our properties for federal income tax purposes was $X.XX billion (unaudited) as of December 31, XXXX.”

Form 10-Q for interim period ended June 30, 2016

General

2.                                We note you manage your business as one operating segment. We further note your increase in revenues related to your cloud and managed services data center product that constitute greater than 10 percent of your combined revenues for the fiscal year ended December 31, 2015 and six months ended June 30, 2016. Please clarify if cloud and managed services is an operating segment and tell us how you have met the aggregation criteria in ASC 280. Cite all relevant accounting literature within your response.

Response to Comment No. 2:

As the Company continues to grow and integrate acquired businesses, it analyzes its financial reporting in accordance with ASC 280.  The Company respectfully submits to the Staff that it does not believe its cloud and managed services products constitute an operating segment and that showing one operating segment most appropriately represents how the company currently operates its business.

The Company operates a portfolio of 24 data center facilities that support product offerings that not only include cloud and managed services (C3), but also colocation (C2) and custom data center offerings (C1) in accordance with the Company’s 3C product strategy.  The Company’s facilities are not dedicated to specific products, but rather each facility is utilized to deliver multiple products that are available through an integrated platform.  The Company provides its product offerings to over 1,000 customers and its facilities are generally interchangeable as many customers use multiple products in multiple locations.

The Company’s chief operating decision maker (“CODM”) reviews a monthly reporting package which includes product line revenues, but not a full set of discrete product line financial information, which is one of the characteristics of an operating segment as set forth in ASC 280-10-50-1.  The Company’s CODM allocates capital (which is its primary resource) based on the needs of current and prospective customers on a deal-by-deal basis and also deploys capital to further develop capacity in facilities based on expected customer demands.

For these reasons, the Company does not believe that product line information is subject to the aggregation criteria in accordance with ASC 280 and believes that in accordance with ASC 280 it properly reports one operating segment.

*  *  *  *  *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, or would like additional information, please do not hesitate to contact me at (913) 312-2406.

Sincerely,

QTS Realty Trust, Inc.

		By:	/s/ William H. Schafer
		Name:	William H. Schafer
		Title:	Chief Financial Officer

cc:	Shirley E. Goza
QTS Realty Trust, Inc.
David W. Bonser
Matt N. Thomson
Hogan Lovells US LLP
John G. Passanisi
Ernst & Young LLP